

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 26, 2024

J. Michael Dodson
Chief Financial Officer
Immersion Corporation
2999 N.E. 191st Street, Suite 610
Aventura, FL 33180

      Re: Immersion Corporation
          Form 10-K for Fiscal Year Ended December 31, 2023
          File No. 001-38334

Dear J. Michael Dodson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Technology